Exhibit 99.55

NEWS RELEASE

CARBON STREAMING ANNOUNCES

LISTING DEBUT ON THE NEO EXCHANGE

TORONTO, ONTARIO, July 26, 2021 – Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) (NEO: NETZ) is pleased to announce that the Neo Exchange Inc. (“NEO Exchange”) has granted final approval of the Company’s listing application and that Carbon Streaming will commence trading on the NEO Exchange as of 9:30am ET on Tuesday, July 27, 2021, under the symbol “NETZ”. The Company will host a corporate update during a live webcast at 10:30am ET, following a virtual bell ringing market open ceremony with the NEO Exchange. Further details are provided below.

Justin Cochrane, President and CEO of Carbon Streaming, noted “we are exceptionally proud of what we are building, together with our stakeholders, to deliver on our mission of financing a net-zero and carbon neutral future.” Mr. Cochrane continued, “Our public debut on the NEO Exchange marks yet another strategic milestone for Carbon Streaming, with many more yet to come.”

Public Listing

Carbon Streaming’s debut on the NEO Exchange provides investors fresh exposure in the dynamic carbon economy at a global inflection point. The Company is among the first publicly traded carbon offset investment companies on any exchange and affords unique access to the carbon marketplace. The Company also remains posted for trading on the OTC Markets in the United States under the updated ticker “OFSTF”.

NEO Exchange Bell Ringing Ceremony

Join us for a Digital Market Open Event celebrating the launch of Carbon Streaming Corporation on the NEO Exchange Tuesday July 27, 2021, at 9:20 am ET. Register here to join the virtual ceremony: Webinar Registration - Zoom

Carbon Streaming Webcast

The public is also invited to attend a live webcast following the launch, at 10:30am ET on Tuesday July 27, 2021. During the webcast, Mr. Cochrane will present a Company overview and provide a corporate update to attendees and answer questions. Registration details will be available on the Company’s website at www.carbonstreaming.com.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

About the NEO Exchange Inc.

The NEO Exchange is Canada’s Tier 1 stock exchange for the innovation economy, bringing together investors and capital raisers within a fair, liquid, efficient, and service-oriented environment. Fully operational since June 2015, NEO puts investors first and provides access to trading across all Canadian- listed securities on a level playing field. NEO lists companies and investment products seeking an internationally recognized stock exchange that enables investor trust, quality liquidity, and broad awareness including unfettered access to market data.

ON BEHALF OF THE COMPANY:

Justin Cochrane, Director, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

NEO Exchange does not accept responsibility for the adequacy or accuracy of this news release.